UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        PUERTO RICAN CEMENT COMPANY, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    745075101
                                 --------------
                                 (CUSIP Number)


                                 Jose O. Torres
                                 P.O. Box 36448
                        San Juan, Puerto Rico 00936-4487
                                 (787) 783-3000
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 745075101                   13D             Page  2  of  5  Pages
          ---------                                        ---    ---
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1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     ANTONIO LUIS FERRE
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2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
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3    SEC Use Only
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4    Source of Funds (See instructions)
     AF

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5    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)
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6    Citizenship or Place of Organization           USA Citizen
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     Number of             7    Sole Voting Power

     Shares Bene-               1,079,924 shares.  See item 3.
                           -----------------------------------------------------
     fically Owned         8    Shared Voting Power

     By                         0 shares.
                           -----------------------------------------------------
     Each                  9    Sole Dispositive Power

     Reporting                  1,079,924 shares.  See item 3.
                           -----------------------------------------------------
     Person                10   Shared Dispositive Power

     With                       0 shares.
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,079,924 shares

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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13   Percent of Class Represented by Amount in Row (11)
     20.8%
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14   Type of Reporting Person  (See Instructions)
     IN
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

Item 1.   Security and Issuer

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 364487, San Juan, Puerto Rico 00936-4487.

Item 2.   Identity and Background

(a)  Antonio Luis Ferre.

(b) El Dia, Inc., Lot 11 & 12 Road #24, Amelia Industrial Park, Guaynabo, Puerto Rico 00968.

(c)  Mr. Ferre's principal present occupations are as follows:

     Mr. Ferre is Chairman of the Board of the Issuer, P.O. Box 36448, San Juan, Puerto Rico 00936-4487. Mr. Ferre is also President of El Dia, Inc., a Puerto Rico corporation, which is a newspaper publishing company. Its address is Lot 11 & 12 Road #24, Amelia Industrial Park, Guaynabo, Puerto Rico 00968. Mr. Ferre is also President and Editor of Primera Hora, a newspaper publishing company. Its address is P.O. Box 2009, Catano, Puerto Rico 00963-2009. Mr. Ferre is also President of Advanced Graphic Printing, a commercial printing company. Its address is P.O. Box 9066602, San Juan, Puerto Rico 00906-6602. Mr. Ferre is also Chairman of the board of directors of Virtual, Inc., an internet company. Its address is P.O. Box 9066635, San Juan, Puerto Rico 00906-6635.

(d)  Not Applicable.

(e)  Not Applicable.

(f)  Mr. Ferre is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     The source of Mr. Ferre's funds are personal holdings and the various companies with which he is affiliated. Mr. Ferre has sole voting and dispositive power with respect to 1,079,924 shares of Common Stock through several different means. Mr. Ferre has indirect control over 3,800 shares through his control of Alfra Investment Corp., a Puerto Rico corporation which is 100% owned by Mr. Ferre's children. Mr. Ferre also has indirect control over 282,854 shares through the Ferre Investment Fund, Inc., a Puerto Rico corporation which is 100% owned by Mr. Ferre and his family (see Item 5(d)). Mr. Ferre also has indirect control with respect to 134,294 shares through his 25% ownership of South Management Corp., a Puerto Rico corporation. South Management Corp. is wholly owned by Mr. Luis A. Ferre (50%), Mrs. Rosario Ferre (25%) and Mr. Ferre (25%), who are also members of the Board of Directors of South Management Corp. Their ownership interests in South Management Corp. are the result of a ruling by the Puerto Rico Superior Court granting the ownership interests to the Board of Directors of South Management Corp. South Management Corp. owns a total of 537,174 shares of Common Stock.

     All of the preceding was previously disclosed by Mr. Ferre in a Schedule 13G filed February 16, 1999. Mr. Ferre's increased beneficial ownership in the Company is not a result of an acquisition by the above listed companies.

     Subsequently, in 1999 Mr. Ferre's beneficial ownership of the Company increased as a result of an increase in the Common Stock holdings of El Dia, Inc., a Puerto Rico corporation, and repurchases by the Issuer of its Common Stock. Mr. Ferre and his children own approximately 90% of the equity interest in El Dia, Inc. through their ownership interests in Ferre Investment Fund and Alfra Investment Corp. El Dia holds 658,976 shares of Common Stock. This is an increase of 278,320 shares from the 380,656 shares reported as beneficially owned through El Dia, Inc. in Mr. Ferre's
Schedule 13G filed February 16, 1999.

     El Dia, Inc. purchased these additional shares on various dates for various prices. It purchased 18,320 shares on March 25, 1999 at a price of $33.14 per share, for a total of approximately $607,202. It purchased 160,000 shares on June 21, 1999 at a price of $33.00 per share, for a total of approximately $5,280,000. It purchased 100,000 shares on June 25, 1999 at a price of $33.25 per share, for a total of $3,325,000. The shares were purchased through a broker on the open market. The source of funds used by El Dia were available operating funds. No part of the purchase price was paid with borrowed funds.

Item 4.   Purpose of Transaction

     The securities were acquired solely for investment purposes.

Item 5.   Interest in Securities of the Issuer

(a)  Mr. Ferre  beneficially  owns in the aggregate  1,079,924  shares of Common
     Stock.  This  position   represents  20.8%  of  all  of  the  Common  Stock
     outstanding.

(b) Mr. Ferre has sole power to vote or to direct the vote of 1,079,924 shares of Common Stock, and has shared power to vote or to direct the vote of 0 shares of Common Stock. Mr. Ferre has sole power to dispose or to direct the disposition of 1,079,924 shares of Common Stock, and has shared power to dispose or to direct the disposition of 0 shares of Common Stock. See also Item 3.

(c) Mr. Ferre has made no transactions with respect to the Common Stock since the last purchase described in Item 3 above.

(d) As discussed in Item 3 above, Mr. Ferre has indirect beneficial ownership of 282,854 shares of Common Stock through his ownership interest in Ferre Investment Fund, Inc. ("FIF"). FIF has two classes of common stock, Class A common stock and Class B common stock. Under the terms of the classes of stock, except as required by law, the Class B common stock has all of the voting rights in FIF; however, holders of the Class A common stock may receive distributions on their shares (as may the holders of the Class B common stock). Mr. Ferre owns 85% of the Class B common stock. Alfra Investment Corp., which is 100% owned by Mr. Ferre's children, owns the Class A common stock. Because the Common Stock of the Company is the asset of FIF, any distributions made by the Company on its Common Stock that may eventually be distributed to stockholders of FIF would be distributed to the Class A and Class B common stock holders.

     Also as discussed in Item 3 above, Mr. Ferre has indirect control over the 658,976 shares of Common Stock through his ownership interest in El Dia, Inc. Mr. Ferre's ownership interest in El Dia is through his ownership interest in the Class B common stock of FIF. Therefore, as described above, to the extent any distributions by the Company are received by El Dia and distributed through distributions by El Dia, and received by FIF and distributed through distributions by FIF, such distributions would be made to the Class A and Class B common stock holders of FIF.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     See Item 3 and Item 5(d) above.

Item 7.   Material to be Filed as Exhibits

     Not Applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

  March 17, 2000
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Date

/s/ Antonio Luis Ferre
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Signature

  Antonio Luis Ferre, Director and Chairman of the Board of Puerto Rican Cement Company, Inc.
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Name/Title